UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                         MORTON'S RESTAURANT GROUP, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    619429103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 18, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No.3 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on May 6, 2002, as amended on May 21, 2002 and June 17, 2002, relates to the common shares, $.01 par value (the "Shares"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3333 New Hyde Park Road, New Hyde Park, New York 11042.


Item 4.           Purpose of Transaction

         Item 4 is hereby amended to add:

         On June 18, 2002, High River delivered to Greenhill & Co., a financial advisor to the Issuer, a letter attached hereto as Exhibit 1 and incorporated herein in its entirety, which letter states that High River is raising the merger consideration it agreed to pay in its acquisition of the Issuer to $15.00 per share in cash from $13.50 per share.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Letter to Greenhill & Co. dated June 18, 2002.

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




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2002


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


         [Signature Page of Amendment No. 3 to Schedule 13D with respect to Morton's Restaurant Group, Inc.]

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


                                                                     Exhibit 1

                              LAW DEPARTMENT ICAHN
                                ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153
                          Telephone No. (212) 702-4300
                             Fax No. (212) 688-1158


                                                   Email:  mweitzen@sfire.com

                                                     June 18, 2002

By e-mail and Telecopier
Greenhill & Co., LLC
300 Park Avenue
New York, NY  10022
Attention: Timothy George and John Liu

Richards, Layton & Finger
One Rodney Square, P.O. Box 551
Wilmington, DE  19899
Attention: C. Stephen Bigler, Esq.

            Re:   Morton's Restaurant Group, Inc.

Gentlemen and Ladies:

This will confirm my telephone call of this afternoon with each of you in which I, on behalf of High River Limited Partnership, informed you that High River was raising its offer to acquire Morton's Restaurant Group in a merger transaction to $15 per share in cash for each outstanding share of Morton's common stock.

On June 14, 2002, we sent you an executed Agreement and Plan of Merger from High River and its wholly-owned subsidiary. We are in the process of preparing to send to you an amended Agreement and Plan of Merger that will reflect the new, higher price per share merger consideration as well as incorporating the same changes that were in the amendment executed by Morton's and the Castle Harlan affiliate on June 15, 2002.

Should you wish to discuss this matter, please do not hesitate to contact me.

Very truly yours,
/s/ Marc Weitzen
Marc Weitzen
General Counsel

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